Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces Two Ground-Based

High-Speed Rail Signaling Contract Wins for Qingdao- Rongcheng Line

and Jilin- Huichun Line

BEIJING, May 16, 2014 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed two contracts to provide the ground-based high-speed rail signaling system and equipment to Qingdao-Rongcheng high-speed rail line (“Qing Rong Line”) and Jilin- Huichun high-speed rail line(“Ji Hui Line”), valued at RMB127.38 million or approximately USD $20.67 million in total, with designed running speed of 250 km/h for both lines. The contract size for Qing Rong Line is RMB65.33 million or approximately USD $10.60 million, and Ji Hui Line is RMB￥62.05 million or approximately USD $10.07 million. The two lines are expected to be operated by the end of 2014 and in October of 2015 respectively.

The ground-based high-speed rail signaling system and equipment include Train Control Centers (TCC), Temporary Speed Restriction Servers (TSRS), Line-side Electronic Units (LEU) and other auxiliary equipments, work together with the on-board signaling equipment ATP (Automatic Train Protection), as the critical control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway operation.

Qing Rong Line connects three major cities of Qingdao, Yantai and Weihai, with 298.86 km in length. It is the first regional intercity high-speed rail line in Shandong Province. After the completion of this line, the travel time from Qingdao to Weihai will be shortened to 1.7 hours. Ji Hui Line starts from Jilin city and ends at Huichun city with 9 stations and 360.55km in length. It will shorten the travel time from Jilin city to Huichun city to about 2.0 hours after its operation in October of 2015.

Hollysys' management commented: "We are pleased of these two contract wins to supply the ground-based signaling equipments to Qing Rong line and Ji Hui line, which again demonstrated our solid market position and strong brand recognition in China’s railway market. In the future, Hollysys will continue to work closely with the China Railway Corporation and national railway authorities, leveraging its strong R&D capability, effective management, and high-quality products and service, make more contribution to China's railway construction and explore the vast rail and subway opportunities both in China and abroad, and create value for our shareholders."

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plantautomation and control system and other products.

Hollysys Automation Technologies, Ltd.	Page 2
May 16, 2014

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Jennifer Zhang

Director, Investor Relations

+8610-58981386

investors@hollysys.com